Exhibit 23.1b

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Trim Holding Group
(Formerly TNT Designs, Inc.)
(A development stage company)
Bay City, Michigan

We hereby consent to the use in Amendment No. 1 to the Registration Statement on Form S-1 (the "Registration Statement") of our report dated January 13, 2009, relating to the balance sheet of Trim Holding Group (Formerly TNT Designs, Inc.) (a development stage company) (the "Company") as of September 30, 2008, and the related statements of operations, stockholders' deficit, and cash flows for the fiscal year then ended, which report includes an explanatory paragraph as to an uncertainty with respect to the Company's ability to continue as a going concern, appearing in such Registration Statement. We also consent to the reference to our firm under the Caption "Experts" in such Registration Statement.

/s/ Li & Company, PC
Li & Company, PC

Skillman, New Jersey
January 26, 2010